                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D


            Under the Securities Exchange Act of 1934
                    (Amendment No.          )*


                   Odyssey Pictures Corporation
-------------------------------------------------------------------
                         (Name of Issuer)

                           Common Stock
-------------------------------------------------------------------
                  (Title of Class of Securities)

                           676121 10 6

-------------------------------------------------------------------
                          (CUSIP Number)

                      Howard J. Kerker, P.C.
                  600 Madison Avenue, 25th Floor
                     New York, New York 10022
                           212-758-0700

-------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                          March 6, 1996

-------------------------------------------------------------------
     (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box                  [ ]

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP NO. 676121 10 6


1) Name of Reporting Persons/S.S. or I.R.S. Identification    Nos. of Above
   Persons.

     Stephen R. Greenwald
----------------------------------------------------------------------------
2) Check the Appropriate Row if a Member of a Group:
     a)  [ ]
     b)  [ ]

-------------------------------------------------------------------
3) SEC Use Only

-------------------------------------------------------------------
4) Source of Funds
     OO

-------------------------------------------------------------------
5) Check Box if Disclosure of Legal Proceedings is Required
   Pursuant to Item 2(d) or 2(e)               [ ]

-------------------------------------------------------------------
6) Citizenship or Place of Organization

     United States Citizen
-------------------------------------------------------------------
Number of                7) Sole Voting Power
Shares                      495,231
Beneficially             __________________________________________
Owned by                 8) Shared Voting Power
Each                        -0-
Reporting Person         __________________________________________
With                     9) Sole Dispositive Power
                            495,231
                         __________________________________________
                         10) Shared Dispositive Power
                            -0-
-------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Reporting Person
     495,231

-------------------------------------------------------------------
12) Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares                                  [ ]

-------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)
     10.5%
-------------------------------------------------------------------
14) Type of Reporting Person
     IN
-------------------------------------------------------------------

Item 1.   Security and Issuer.

     Common Stock, par value $.01 per share, of Odyssey Pictures Corporation, 1875 Century Park East, Suite 2130, Los Angeles, California 90067.

Item 2.   Identity and Background.

     (a)  Stephen R. Greenwald

     (b)  c/o Herbst & Greenwald, 380 Lexington Ave., New York, New York 10168

     (c) Chief Executive Officer and C-Chairman of Odyssey Pictures Corporation, 380 Lexington Avenue, New York, New York 10168.

     (d)  Not applicable.

     (e)  Not applicable.

     (f)  United States citizen.


Item 3.   Source and Amount of Funds or Other Consideration.

     No funds were used by the reporting person. Beneficial ownership of the shares reflected in this report was acquired either as a result of (i) stock options issued by the Board of Directors of the company in consideration of services rendered to the company or loans made to the company, or (ii) the conversion of deferred compensation notes into common stock of the company.

Item 4.   Purpose of Transaction.

     See response to Item 3 above.

Item 5.   Interest in Securities of the Issuer.

     (a) 495,231 shares beneficially owned (including presently exercisable options to purchase 366,667 shares of common stock), representing 10.5% of class.

     (b) Reporting person has sole power to vote and dispose of the shares referred to in (a); no other person shares voting or dispositive power with respect to such shares.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Not Applicable


Item 7.   Material to be Filed as Exhibits.

          Not Applicable.

                            SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

                                                   July 28, 1997
                                          ----------------------------------
                                                       (Date)



                                              /s/ Stephen R. Greenwald
                                          ----------------------------------
                                                     (Signature)



                                                Stephen R. Greenwald
                                          ----------------------------------
                                                  (Name and Title)